UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                               Patrick R.E. Davis
                               -------------------
                                (Name of Issuer)


                                     Common
                          -----------------------------
                         (Title of Class of Securities)


                                    not assigned
                                 -------------
                                 (CUSIP Number)


                              Patrick R.E. Davis
                              115 W. Wheatland Rd. Ste. 101
                              Duncanville, TX 75116
                              469-585-9300
    -------------------------------------------------------------------------
           Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                              February 23, 2009
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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1. Names of Reporting Persons.

   Patrick R.E. Davis.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a)
| |
                                                                         (b)
|_|

   N/A.

3. SEC Use Only

4. Source of Funds (See Instructions)

   Personal & Passive Investor.

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)or 2(e)

                                                                          |_|
6. Citizenship or Place of Organization

   Duncanville, TX USA.

 Number of Shares   |     7.  Sole Voting Power
 Beneficially       |
 Owned by           |         4,103,000
 Each Reporting     |
 Person With:       |     8.  Shared Voting Power
                    |
                    |
                    |     9.  Sole Dispositive Power
                    |
                    |         4,103,000
                    |
                    |    10.  Shared Dispositive Power


11. Aggregate Amount Beneficially Owned by Each Reporting Person

    Personal & Seps IRA:  4,103,000 common shares of Unico Inc.
    (AZ) new (OTC BB UNCO.OB).


    Prior ownership / position was 5,003,000 and is now 4,103,000 common shares of UNCO.

    SEC Amendment obligation is 1% change relative to 23.7M common shares outstanding of UNCO. The % change relating to 02/18/2009 disposition of 900,000 common shares of UNCO warrant amendment obligation & appropriate disclosures. 4,103,000 common shares of UNCO is approximately 17.31%.

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13. Percent of Class Represented by Amount in Row (11)

    approximately: approximately 17.31% common shares of Unico Inc. (AZ) new (OTC BB UNCO.OB).

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Type of Reporting Person (See Instructions)

Personal & Passive Investor.

ITEM 1. SECURITY AND ISSUER

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

Unico Inc. (AZ) new (OTC BB: UNCO.OB).

Unico, Inc.
8880 Rio San Diego Drive, 8th Floor
San Diego, California 92108

Phn. 619-209-6124
Fax. 619-209-6125

ITEM 2. IDENTITY AND BACKGROUND

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item.

If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

         (a) Name;

             Patrick R.E. Davis

         (b) Residence or business address;

             115 W. Wheatland Rd. Ste. 101 Duncanville, TX 75116

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

             Dr. Patrick R.E. Davis
	     115 W. Wheatland Rd. Ste. 101
             Duncanville, TX 75116

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and

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location of court, and penalty imposed, or other disposition of the case;
            None.

e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and
None.

         (f) Citizenship.

             USA American Citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

Personal & Passive Investor with personal funds.

    Personal & Seps IRA:  4,103,000 common shares of Unico Inc.
    (AZ) new (OTC BB UNCO.OB).


    Prior ownership / position was 5,003,000 and is now 4,103,000 common shares of UNCO.

    SEC Amendment obligation is 1% change relative to 23.7M common shares outstanding of UNCO. The % change relating to 02/18/2009 disposition of 900,000 common shares of UNCO warrant amendment obligation & appropriate disclosures. 4,103,000 common shares of UNCO is approximately 17.31%.

ITEM 4. PURPOSE OF TRANSACTION

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

Passive & Personal Investor.

    Personal & Seps IRA:  4,103,000 common shares of Unico Inc.
    (AZ) new (OTC BB UNCO.OB).


    Prior ownership / position was 5,003,000 and is now 4,103,000 common shares of UNCO.

    SEC Amendment obligation is 1% change relative to 23.7M common shares outstanding of UNCO. The % change relating to 02/18/2009 disposition of 900,000 common shares of UNCO warrant amendment obligation & appropriate disclosures. 4,103,000 common shares of UNCO is approximately 17.31%.

Purpose of above-disclosed transaction - 02/18/2009 disposition of 900,000 common shares of Unico Inc. (AZ) new (OTC BB UNCO.OB). for a loss
- is due to this investor's need - to capitulate per economic conditions & Unico Mining Inc. inaction of reasonable mining operations and sale of concentrates.

This investor has concerns with Unico Mining, Inc. relying on debenture financing and funding - where by companies / individual(s) purchase mature debentures in exchange for an opportunity to receive 50% off the stock bid price of common share of Unico Mining Inc.

This investor assisted Unico Mining, Inc. with capital by purchasing a 90K debenture (reported on prior SEC 13d) from Moore Investments while Unico Mining, Inc. was in transistion of working towards some level / reasonable mining operations and production of concentrate. Ken Weidrich CFO reported to this investor that he was having difficulties raising capital for Unico Mining Inc. payroll.

This investor accepted and / or participated with above-described debenture transaction to personally improve stock position and reduce stock average given that this investor lost tremendous amounts of value of owned common shares of Unico Mining, Inc. September 2007 - up to this point - secondary to debenture financing.

Ken Weidrich CFO assured this investor during above-mentioned debenture transaction that Unico Mining had strong intentions of steering away from raising capital from the sale of mature debentures to other companies or individual(s). Ken Weidrich CFO indicated that there would be an earnest effort to raise capital with consistent mining operations and sale of concentrates rather than continued debenture financing.

To date - no concentrate has been sold because no significant amount of concentrate has been produced so that Unico Mining Inc. can sustain their concept.

Note that this investor has had SEC amendment obligations / disclosures with past and presently owned common shares of Unico Mining, Inc.

After careful review of past & present Sec 13d & form 3 or 4 report(s) - none of the other companies or individual(s) acquiring mature debentures have reported or disclosed acquisitions or disposition of common shares of Unico Mining, Inc. - relative to SEC Amendment Obligation.

If the companies or individual(s) acquiring mature debentures converted all of their debentures into common share of Unico Mining Inc. - these companies and / or individuals would be compelled to report change of stock position whether acquisition(s) or disposition(s) - SEC amendment obligations.

Either the companies or individual(s) that are acquiring these mature debentures are not aware of disclosure to the public through the SEC -or-decisive amounts of common shares of Unico Mining Inc, (less than 5% of the market cap - the threshold SEC amendment obligation) are being converted & transferred to companies or individual(s) to avoid apposite disclosures to the public & sell common shares for marginal profits between market price of stock and discounted stock bid price. Once common shares of Unico Mining, Inc. are sold - companies or individual(s) may go back and convert another portion of their debenture with Unico Mining, Inc. (less than 5% of market cap) into common shares at a 50% discount of the stock bid price. When those common shares are sold for another marginal profit - the cycle continues - the stock price continues to decline - and these companies or individual(s) are the few who are financially benefiting at the expense of Unico Mining Inc. stock price and the common shareholders.

If the latter assumption / statment is true - this investor would consider these actions: financial collusion against stockholders of Unico Mining, Inc.

If the companies or individual(s) purchasing mature debentures are:

1) converting portions of interest bearing debentures of Unico Mining Inc. common shares (less than 5% of market cap - SEC amendment obligation
- no disclosure to the public),

2) acquiring the common shares at a 50% discount of the stock bid price,

3) and disposing (selling) of common shares in the open market - this would in effect drive the stock price of Unico Mining, Inc. down and negatively impact all stockholders of Unico Mining, Inc. that were locked in at a higher stock price & position.

This investor finds it interesting & financially convenient that Mark Lopez CEO & Ken Weidrich CFO are not common shareholders of Unico Mining, Inc. specifically: 2006, 2007, 2008, & 2009.

Moore Investments do not appear to be reporting SEC reports regarding ownership of common shares of Unico Mining thence holding immature and mature debentures at the potential financial discretion of Unico Mining Inc. - at the expense of the stock price and applicable stockholders.

Ray Brown will convert accurred interest of monies owed to him - by Unico Mining, Inc. - to common shares at 40% discount from the stock bid price.

This investor will continue to release significant common shares of Unico Mining, Inc. during the month of February 2009 due to the inaction to participate with reasonable mining operations and questionable standards of practice with raising capital - continued debenture financing.

This investor has lost alot of money with earlier stock investments and participation with said debenture with Unico Mining, Inc. There is a consistent downward trend since 2006 - to present with creative debenture funding and financing at the expense of common shareholders of Unico Mining, Inc.

This investor is disclosing reason(s) for present and future dispostion of common shares of Unico Mining, Inc. - based on incontrovertible facts that have led to my professional opinion(s) and applicable action(s). By definition this investor is an insider with consideration of the amount of common shares of Unico Mining, Inc. owned.

If Unico Mining, Inc. is formally investigated and / or scrutinized this investor believes that they would have difficulties legally defending their actions and inactions.


         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

N/A.

         (b) An extraordinary corporate transaction, such as a merger,

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reorganization or liquidation, involving the issuer or any of its subsidiaries;

N/A.

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

N/A.

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

N/A.

         (e) Any material change in the present capitalization or dividend policy of the issuer;

N/A.

         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

N/A.

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

N/A.

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

N/A.

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

N/A.

         (j) Any action similar to any of those enumerated above.
N/A.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of

CUSIP No. not assigned                                            Page 6 of 7


securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item
2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

N/A.

         (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

N/A.

         (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss.240.13d-191), whichever is less, by the persons named in response to paragraph (a).

N/A.

Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

N/A.

         (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

N/A.

         (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

N/A.

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by ss.240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


02/23/2009
-----------------------
Date

/s/ Patrick R.E. Davis
-----------------------
Signature

Patrick R.E. Davis
Passive Investor
------------------------
Name/Title

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The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

The name and any title of each person who signs the statement shall be typed or printed beneath his signature.